SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2010

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:  Form 20-F  ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement (Major Transaction), dated March 10, 2010	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 10, 2010	By:	/s/ Wang Jianzhou
Name: Wang Jianzhou
Title: Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

MAJOR TRANSACTION

SUBSCRIPTION OF 20% INTEREST IN

SHANGHAI PUDONG DEVELOPMENT BANK CO., LTD.

Financial advisers to China Mobile Limited

China International Capital Corporation Hong Kong Securities Limited

THE SUBSCRIPTION

The Board announces that on 10 March 2010, Guangdong Mobile entered into the Share Subscription Agreement with SPD Bank pursuant to which Guangdong Mobile has conditionally agreed to subscribe for and SPD Bank has conditionally agreed to issue 2,207,511,410 A Shares, at a total cash consideration of RMB39,801,430,722.30 (equivalent to approximately HK$45,255 million).

After Completion, the Company will, through its wholly-owned subsidiary Guangdong Mobile, be interested in 20% of the enlarged issued share capital in SPD Bank and will become the second largest shareholder of SPD Bank. Shanghai International Group and its affiliates will remain the largest shareholder of SPD Bank, holding approximately 24.32% of the enlarged issued share capital in SPD Bank after Completion (calculated on the basis of their shareholding as at 31 December 2009). SPD Bank will be accounted for in the books of the Company as an investment in an associate and the financial results of SPD Bank will be accounted for by using the equity method of accounting. Since SPD Bank will not become a subsidiary of the Company, the assets, liabilities and results of SPD Bank will not be consolidated with those of the Group.

SPD Bank, established in 1992 with the approval of the People’s Bank of China, is a joint-stock commercial bank. The A Shares of SPD Bank are listed on the Shanghai Stock Exchange. With its headquarters located in Shanghai, PRC, as at 31 December 2009, SPD Bank had 33 branches directly controlled by its head office and 565 outlets in the PRC. Through this network, SPD Bank provides a broad range of financial products and services to its corporate and retail customers. In addition to its branches in the PRC, SPD Bank also has five subsidiaries in the PRC and a representative office in Hong Kong.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, SPD Bank is a third party independent of the Company and the connected persons of the Company.

STRATEGIC COOPERATION MEMORANDUM OF UNDERSTANDING

On 10 March 2010, the Company and Guangdong Mobile entered into the Strategic Cooperation Memorandum of Understanding with SPD Bank to set out the intention of the parties to engage in future strategic cooperation.

Pursuant to the Strategic Cooperation Memorandum of Understanding, the parties intend to closely cooperate in the joint development of mobile finance and mobile e-Commerce businesses. The scope of cooperation will include but not limited to the joint development of mobile phone payments business, mobile bank cards business, mobile funds transfer business and other forms of mobile finance and mobile e-Commerce businesses, the joint research and development of the bundling of other forms of mobile communications and finance products as well as the joint in-depth research and development of new technologies and new products of future mobile finance and mobile e-Commerce businesses. The parties also agree to promote their cooperation in the areas of basic banking services and basic telecommunications services, and leverage on their respective competitive advantages to bring synergies in terms of branding, customers, channels and network platform resources into full play.

LISTING RULES IMPLICATIONS

The Group had no other prior transactions with SPD Bank and its associates which require aggregation with the Share Subscription Agreement under Rule 14.22 of the Listing Rules.

Since the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the Subscription (being the assets ratio) exceeds 25% (but not 100%), the Subscription constitutes a major transaction of the Company and is subject to approval by the shareholders of the Company under Chapter 14 of the Listing Rules.

As no shareholder of the Company is required to abstain from voting if the Company were to convene a general meeting for the approval of the Subscription, pursuant to Rule 14.44 of the Listing Rules, written shareholders’ approval can be accepted in lieu of holding a general meeting provided that no qualified opinion is issued by auditors in respect of the financial results of SPD Bank for the last three financial years, namely the three years ended 31 December 2007, 2008 and 2009. CMCC, which holds indirectly 14,890,116,842 shares in the Company, representing approximately 74.22% of the issued shares of the Company as at the date of this announcement, has indicated that it would approve the Share Subscription Agreement and the transactions contemplated thereunder in writing.

CMCC has also undertaken to the Company to procure its subsidiaries holding shares in the Company to vote in favour of the resolution approving the Share Subscription Agreement and the transactions contemplated thereunder should a shareholders’ meeting is required to be held.

DESPATCH OF CIRCULAR

A circular containing, among other things, further information of the Subscription and the financial information of SPD Bank will be despatched to the shareholders of the Company as soon as practicable.

THE SUBSCRIPTION

The Board announces that on 10 March 2010, Guangdong Mobile entered into the Share Subscription Agreement with SPD Bank pursuant to which Guangdong Mobile has conditionally agreed to subscribe for and SPD Bank has conditionally agreed to issue 2,207,511,410 A Shares, at a total cash consideration of RMB39,801,430,722.30 (equivalent to approximately HK$45,255 million).

The Share Subscription Agreement

Date

10 March 2010

Parties

(1)	China Mobile Group Guangdong Company Limited

(2)	Shanghai Pudong Development Bank Co., Ltd.

Subscription shares

Pursuant to the Share Subscription Agreement, Guangdong Mobile has conditionally agreed to subscribe and SPD Bank has conditionally agreed to issue 2,207,511,410 A Shares, representing 20% of the issued share capital of SPD Bank as enlarged by the issue of the Subscription Shares. In the event that there is any distribution, capitalization issue or rights issue by SPD Bank before Completion, the total number of Subscription Shares shall be adjusted accordingly so that the total number of Subscription Shares shall represent 20% of the issued share capital of SPD Bank as enlarged by the issue of the Subscription Shares and the distribution, capitalization issue or rights issue.

After Completion, the Company will, through its wholly-owned subsidiary Guangdong Mobile, be interested in 20% of the enlarged issued share capital in SPD Bank and will become the second largest shareholder of SPD Bank. Shanghai International Group and its affiliates will remain the largest shareholder of SPD Bank, holding approximately 24.32% of the enlarged issued share capital of SPD Bank after Completion (calculated on the basis of their shareholding as at 31 December 2009). SPD Bank will be accounted for in the books of the Company as an investment in an associate and the financial results of SPD Bank will be accounted for by using the equity method of accounting. Since SPD Bank will not become a subsidiary of the Company, the assets, liabilities and results of SPD Bank will not be consolidated with those of the Group.

Consideration

The consideration payable by Guangdong Mobile to SPD Bank per Subscription Share under the Share Subscription Agreement is RMB18.03 (equivalent to approximately HK$20.50), and the total consideration for the Subscription is RMB39,801,430,722.30 (equivalent to approximately HK$45,255 million). Such consideration will be satisfied by Guangdong Mobile in cash upon Completion. Guangdong Mobile will settle the consideration using its internal resources.

The subscription price for each Subscription Share of RMB18.03 represents:

(a)	a discount of approximately 13.07% to the closing price of RMB20.74 per A Share as quoted on the Shanghai Stock Exchange on the Last Trading Day;

(b)	a discount of approximately 10% to the average trading price of approximately RMB20.03 per A Share as traded on the Shanghai Stock Exchange for the last twenty consecutive trading days prior to the announcement by SPD Bank of the board resolutions approving the Subscription as calculated in accordance with applicable laws and requirements; and

(c)	a premium of approximately 120.01% over the underlying net asset value per A Share attributable to equity holders of SPD Bank of approximately RMB8.195 per A Share as at 30 September 2009 (based on the unaudited consolidated balance sheet of SPD Bank prepared in accordance with the China Accounting Standards for Business Enterprises as at 30 September 2009).

In the event that there is any distribution, capitalization issue or rights issue by SPD Bank before Completion, the subscription price per Subscription Share shall be adjusted accordingly in accordance with the relevant rules of the Shanghai Stock Exchange on an ex-right or ex- dividend basis (as the case may be).

Any adjustment in the subscription price per Subscription Share or the total number of Subscription Shares will not affect the classification of the Subscription under Chapter 14 of the Listing Rules.

The consideration for the Subscription has been arrived at after arm’s length negotiations between the parties in accordance with applicable laws and having regard to various factors including, but not limited to, the prevailing market price of the A Shares and the potential strategic cooperation opportunities between the parties.

Conditions precedent

Completion of the Subscription is conditional upon the fulfilment (or waiver, to the extent permissible under laws) of the following conditions:

(i)	all necessary approvals from government and relevant regulatory authorities (including but not limited to China Banking Regulatory Commission, China Securities Regulatory Commission and State-owned Assets Supervision and Administration Commission of the State Council) in respect of the Subscription having been obtained and such approvals remaining valid as at the date of Completion;

(ii)	the shareholders of SPD Bank approving the Subscription at a general meeting;

(iii)	the approval of the Subscription by the shareholders of the Company by way of written approval in accordance with the Listing Rules, or (if applicable) at a general meeting of the Company convened for this purpose;

(iv)	all representations and warranties contained in the Share Subscription Agreement being true and accurate in all material respects as at the date of the Share Subscription Agreement and up to and including the date of Completion;

(v)	no laws, regulations, rules, orders or notices have been announced, promulgated or implemented by the government and relevant regulatory authorities which prohibit the transactions contemplated under the Share Subscription Agreement;

(vi)	the A Shares remaining listed on the Shanghai Stock Exchange;

(vii)	there having been no material adverse change in the assets and liabilities, business, financial positions or operation results of SPD Bank since the date of the Share Subscription Agreement, and there being no events or circumstances which will reasonably be expected to give rise to any such material adverse change; and

(viii)	the two representatives from Guangdong Mobile having become non-independent directors of SPD Bank in accordance with laws unless Guangdong Mobile is of the opinion that arrangements have been put in place such that the board seats have been guaranteed and committed.

If any of the above conditions have not been fulfilled or waived (to the extent permissible under laws) by the parties on or before 31 December 2010 (or such other date as agreed in writing by the parties), the Share Subscription Agreement will lapse and thereafter neither party shall have any obligations and liabilities towards each other save for any antecedent breaches of the terms thereof.

Completion

Completion shall take place on the seventh Business Day after the above conditions precedent have been fulfilled or waived, or on such earlier date after the fulfilment or the waiver of the conditions precedent as the parties to the Share Subscription Agreement may agree.

Ranking of Subscription Shares

The Subscription Shares, when issued, will rank equally in all respects among themselves and with the A Shares in issue on the date of issue of the Subscription Shares.

Lock-up Period

The Subscription Shares are subject to a lock-up period of 36 months commencing from the date of issue of the Subscription Shares, during which period Guangdong Mobile shall not transfer any of the Subscription Shares, although transfer to its affiliates permissible under applicable laws is not prohibited.

Right to Appoint Directors

For so long as Guangdong Mobile is interested in 20% of the issued share capital of SPD Bank, the board of directors of SPD Bank shall comprise at least two non-independent directors and at least one independent director nominated by Guangdong Mobile. Subject to the permission of the competent government or regulatory authorities, Guangdong Mobile shall be entitled to recommend an additional independent director to the board of directors of SPD Bank.

Subject to the approval of the board of directors of SPD Bank, the Strategic Committee, the Audit Committee and the Nomination Committee of the board of directors of SPD Bank shall comprise at least one non-independent director nominated by Guangdong Mobile provided that such non-independent director shall possess the professional expertise required for the performance of the duties as a member of the board of directors and the relevant board committees as well as satisfy the requirements under applicable laws.

Guangdong Mobile and the Company will not participate in the day-to-day management and operation of SPD Bank.

Maintaining 20% Stake

In the event that SPD Bank shall issue any new securities at any time after Completion, Guangdong Mobile shall be entitled to subscribe for such number of new securities of SPD Bank on the same terms so as to maintain its 20% shareholding in SPD Bank.

When formulating or deciding on any financing plan or proposal after Completion, SPD Bank shall take into account the right of Guangdong Mobile under the Share Subscription Agreement to maintain its shareholding percentage. Guangdong Mobile would not seek to increase its shareholding in SPD Bank to over 20% unless permissible under applicable laws and with the consent of SPD Bank.

INFORMATION ON SPD BANK

SPD Bank, established in 1992 with the approval of the People’s Bank of China, is a joint- stock commercial bank. The A Shares of SPD Bank are listed on the Shanghai Stock Exchange. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, SPD Bank is a third party independent of the Company and the connected persons of the Company.

With its headquarters located in Shanghai, PRC, as at 31 December 2009, SPD Bank had 33 branches directly controlled by its head office and 565 outlets in the PRC. Through this network, SPD Bank provides a broad range of financial products and services to its corporate and retail customers. In addition to its branches in the PRC, SPD Bank also has five subsidiaries in the PRC and a representative office in Hong Kong.

FINANCIAL INFORMATION OF SPD BANK

Based on the audited consolidated results of SPD Bank for the two years ended 31 December 2007 and 2008, prepared in accordance with International Financial Reporting Standards and as disclosed in the published annual reports of SPD Bank, the audited consolidated net asset value of SPD Bank as at 31 December 2008 was RMB41,701,799,000, and the audited consolidated profit before taxation and net profit of SPD Bank were as follows:

	Year ended 31 December 2008 (RMB’000)	Year ended 31 December 2007 (RMB’000)
Profit before taxation	15,303,455	10,755,397

Net profit	12,515,831	5,495,871

Based on the audited consolidated results of SPD Bank for the two years ended 31 December 2007 and 2008, prepared in accordance with the China Accounting Standards for Business Enterprises and as disclosed in the published annual reports of SPD Bank, the audited consolidated net asset value of SPD Bank as at 31 December 2008 was RMB41,701,799,256, and the audited consolidated profit before taxation and net profit of SPD Bank were as follows:

	Year ended 31 December 2008 (RMB’000)	Year ended 31 December 2007 (RMB’000)
Profit before taxation	15,303,455	10,758,301

Net profit	12,515,831	5,498,775

Based on the unaudited consolidated results of SPD Bank for the nine-month period ended 30 September 2009 prepared in accordance with the China Accounting Standards for Business Enterprises and as disclosed in the published third quarterly report of SPD Bank for 2009, the unaudited consolidated profit before taxation and net profit of SPD Bank were RMB13,591,562,852 and RMB10,290,733,119, respectively, and the unaudited consolidated net asset value of SPD Bank as at 30 September 2009 was RMB65,121,711,909.

STRATEGIC COOPERATION MEMORANDUM OF UNDERSTANDING

On 10 March 2010, the Company and Guangdong Mobile entered into the Strategic Cooperation Memorandum of Understanding with SPD Bank to set out the intention of the parties to engage in future strategic cooperation.

Pursuant to the Strategic Cooperation Memorandum of Understanding, the parties intend to closely cooperate in the joint development of mobile finance and mobile e-Commerce businesses. The scope of cooperation will include but not limited to the joint development of mobile phone payments business, mobile bank cards business, mobile funds transfer business and other forms of mobile finance and mobile e-Commerce businesses, the joint research and development of the bundling of other forms of mobile communications and finance products as well as the joint in-depth research and development of new technologies and new products of future mobile finance and mobile e-Commerce businesses. The parties also agree to promote their cooperation in the areas of basic banking services and basic telecommunications services, and leverage on their respective competitive advantages to bring synergies in terms of branding, customers, channels and network platform resources into full play.

The Strategic Cooperation Memorandum of Understanding serves to set out the broad intention of the parties. The parties shall use their best endeavours to enter into a legally binding strategic cooperation agreement within three months following completion of the Subscription, which is the pre-condition to the giving of effect to the intention as set out in the Strategic Cooperation Memorandum of Understanding.

REASONS FOR AND BENEFITS OF ENTERING INTO THE SHARE SUBSCRIPTION AGREEMENT AND THE STRATEGIC COOPERATION MEMORANDUM OF UNDERSTANDING

Telecommunications technology has been rapidly evolving and customer demand for the mobility and portability of products is increasing. Mobile telecommunications terminals become more and more multi-functional. Mobile handsets have transformed from a simple tool for communication to a valuable asset for communications, entertainment and shopping. At the same time, along with the rapid development of China’s macro-economy, the increasing penetration of mobile Internet and the popularisation of Internet of Things in China, mobile phone payments and mobile e-Commerce will become one of the major means that people make their spending in the future, which will present unprecedented development opportunities to mobile telecommunications operators in China.

The Company recognises such development trend and has been actively exploring opportunities in such arena. Based on experience, equity investment could better align the interests of the parties concerned and promote the development of mobile e-Commerce to the greatest extent. Through equity investment, telecommunications operators could take greater initiative in the industry chain and offer more in-depth value-added businesses as well as value-added businesses that could enjoy greater returns in more segments in the industry chain.

SPD Bank is a premium nationwide joint-stock commercial bank with moderate size, relatively favourable assets quality and solid operation philosophy. SPD Bank has also established a sound corporate governance system and its network coverage and other qualities are suitable for cooperation with the Company and is an ideal cooperation partner of the Company.

SPD Bank possesses a nationwide operation licence and has basically completed the setting up of its geographical distribution in the important central cities across the country. In addition, SPD Bank has experience in mobile phone payments. All these laid a relatively solid foundation for the parties’ cooperation. SPD Bank was founded in Shanghai, an important financial centre. It has a mature business distribution in the Yangtze River Delta region, the most economically advanced region in China. The number of outlets of SPD Bank in the region is leading among the nationwide joint-stock commercial banks in China, which presents SPD Bank with competitive geographical advantage. With its strong economy and leading personal financial services in terms of contents and depth in the country, the Yangtze River Delta region is an ideal market to promote mobile finance and mobile e-Commerce businesses. The strong brand recognition and business coverage of SPD Bank in the region will benefit the parties in promoting mobile finance and mobile e-Commerce businesses in the region.

The fundamentals of SPD Bank are favourable and its profitability is steadily increasing. All these support the Company’s belief that this investment is not only an important strategic investment but will also, from a financial perspective, provide a favourable return.

Based on the above, the Company intends to establish a more in-depth strategic cooperation relationship with SPD Bank on the basis of its shareholding in SPD Bank, and to cooperate with SPD Bank in the development of the mobile finance and mobile e-Commerce businesses. The Company has more than 500 million customers and service centres in urban and rural areas across the country. The Company is familiar with the spending habits of its customers and possesses enormous premium resources which could be applied in the development of mobile finance and mobile e-Commerce businesses. SPD Bank has the requisite qualifications for nationwide operation and a network covering the important central cities across the country, which will effectively promote the strategic cooperation between the parties. The Company believes that the strategic cooperation with SPD Bank will open up a “blue ocean” for the Company and bring new growth to the Company’s results, which will at the end maximise the interests of its shareholders.

The Directors are of the view that the Share Subscription Agreement are on normal commercial terms, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

The Group had no other prior transactions with SPD Bank and its associates which require aggregation with the Share Subscription Agreement under Rule 14.22 of the Listing Rules.

Since the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the Subscription (being the assets ratio) exceeds 25% (but not 100%), the Subscription constitutes a major transaction of the Company and is subject to approval by the shareholders of the Company under Chapter 14 of the Listing Rules.

As no shareholder of the Company is required to abstain from voting if the Company were to convene a general meeting for the approval of the Subscription, pursuant to Rule 14.44 of the Listing Rules, written shareholders’ approval can be accepted in lieu of holding a general meeting provided that no qualified opinion is issued by auditors in respect of the financial results of SPD Bank for the last three financial years, namely the three years ended 31 December 2007, 2008 and 2009. CMCC, which holds indirectly 14,890,116,842 shares in the Company, representing approximately 74.22% of the issued shares of the Company as at the date of this announcement, has indicated that it would approve the Share Subscription Agreement and the transactions contemplated thereunder in writing.

CMCC has also undertaken to the Company to procure its subsidiaries holding shares in the Company to vote in favour of the resolution approving the Share Subscription Agreement and the transactions contemplated thereunder should a shareholders’ meeting is required to be held.

GENERAL INFORMATION

The Group is the leading mobile telecommunications services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

Guangdong Mobile is a wholly-owned subsidiary of the Company established in Guangdong Province, PRC. Guangdong Mobile provides mobile telecommunications services in Guangdong Province, PRC. Guangdong Mobile is the largest provincial company in the telecommunications industry of the PRC as well as the largest telecommunications operator in Guangdong Province, PRC. The network of Guangdong Mobile covers all administrative regions and 99.24% of the population in Guangdong Province, PRC.

A circular containing, among other things, further information of the Subscription and the financial information of SPD Bank will be despatched to the shareholders of the Company as soon as practicable.

This announcement contains translations between Renminbi and Hong Kong dollars at HK$1 = RMB0.87950. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

“A Shares”	A shares of RMB1.00 each in the share capital of SPD Bank and a “A Share” shall be construed accordingly

“associates”	has the meaning ascribed to this term under the Listing Rules

“Board”	the board of Directors

“Business Day”	a day (excluding Saturdays and Sundays) on which banks in the PRC are open for business

“CMCC”	China Mobile Communications Corporation, a state-owned enterprise established under the laws of the PRC, the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange

“Completion”	completion of the Subscription in accordance with the terms of the Share Subscription Agreement

“connected person”	has the meaning ascribed to this term under the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Guangdong Mobile”	(China Mobile Group Guangdong Company Limited), a wholly-owned subsidiary of the Company

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Last Trading Day”	25 February 2010, being the last trading day of the A Shares prior to the entering into of the Share Subscription Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Share Subscription Agreement”	the share subscription agreement dated 10 March 2010 and entered into between Guangdong Mobile and SPD Bank in relation to the Subscription

“SPD Bank”	Shanghai Pudong Development Bank Co., Ltd., a joint- stock commercial bank with its headquarters located in Shanghai, PRC whose issued A Shares are listed on the Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Strategic Cooperation Memorandum of Understanding”	the strategic cooperation memorandum of understanding dated 10 March 2010 and entered into among the Company, Guangdong Mobile and SPD Bank

“Subscription”	the subscription of the Subscription Shares by Guangdong Mobile pursuant to the Share Subscription Agreement

“Subscription Shares”	initially 2,207,511,410 A Shares to be subscribed by Guangdong Mobile pursuant to the Share Subscription Agreement, which number of A Shares can be adjusted pursuant to the terms of the Share Subscription Agreement, and a “Subscription Share” shall be construed accordingly

“%”	per cent.

By Order of the Board
China Mobile Limited
Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 10 March 2010

As at the date of this announcement, the Board comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive Directors, and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive Directors and Mr. Nicholas Jonathan Read as a non-executive Director.